SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

Certificate is filed by: The Cleveland Electric Illuminating Company ("Cleveland Electric" or the "Company"), a wholly owned subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of securities:

In connection with the issuance and sale on behalf of the Company by the Ohio Air Quality Development Authority (the "Air Authority") of a series of State of Ohio Pollution Control Revenue Refunding Bonds, Series 2005-A, in the principal amount of $2,900,000 (the "Air Bonds"), by the Ohio Water Development Authority (the "Water Authority") of a series of State of Ohio Pollution Control Revenue Refunding Bonds, Series 2005-A, in the principal amount of $40,900,000 (the "Water Bonds"), and by the Beaver County Industrial Development Authority (the "BCIDA") of a series of Pollution Control Revenue Refunding Bonds, Series 2005-B, in the principal amount of $45,150,000 (the "BCIDA Bonds", and together with the Air Bonds and the Water Bonds, the "Revenue Bonds"), Cleveland Electric delivered to J.P. Morgan Trust Company, National Association, as trustee (the "Trustee"), an Air Quality Facilities Note, Series 2005-A with respect to the Air Bonds, a Waste Water Facilities and Solid Waste Facilities Note, Series 2005-A with respect to the Water Bonds and a Pollution Control Facilities Note (Beaver County Industrial Development Authority), Series 2005-B with respect to the BCIDA Bonds (each a "Note" and collectively, the "Notes"), each in the same principal amount of and containing other provisions corresponding to the related Revenue Bonds. Each Note was issued pursuant to a separate Loan Agreement dated as of July 1, 2005 (collectively, the "Loan Agreements") between the Company and the respective Authority. The respective Authority issued the related Revenue Bonds pursuant to separate Trust Indentures with the Trustee, each dated as of July 1, 2005 (collectively, the "Trust Indentures").

Concurrently with the issuance of the respective Revenue Bonds, the Company entered into separate Insurance Agreements dated as of July 1, 2005 (collectively, the "Insurance Agreements") with Financial Guaranty Insurance Company (the "Bond Insurer"). Pursuant to the Insurance Agreements, the Bond Insurer delivered to the trustee for the Revenue Bonds separate municipal bond new issue insurance policies (the "Policies") insuring the payment of the principal of (but not premium) and interest on the related Revenue Bonds when due. Pursuant to the respective Insurance Agreements and in order to induce the Bond Insurer to issue the Policies, the Company issued and delivered to the Bond Insurer, as security for the repayment to the Bond Insurer of payments under the Policies, three new series of its first mortgage bonds (collectively, the "First Mortgage Bonds") under its Mortgage and Deed of Trust, dated July 1, 1940, as amended and supplemented (the "Mortgage") from the Company to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as successor trustee (the "Mortgage Trustee"), in an aggregate principal amount equal to the principal amount of the related Revenue Bonds.

2.	Issue, renewal or guaranty:

Issue.

3.	Principal amount of each security:

$40,900,000 Waste Water Facilities and Solid Waste Facilities Note, Series 2005-A

$2,900,000 Air Quality Facilities Note, Series 2005-A

$45,150,000 Pollution Control Facilities Note (Beaver County Industrial Development Authority), Series 2005-B

$40,900,000 First Mortgage Bonds, Pledge Series B of 2005 due 2034

$2,900,000 First Mortgage Bonds, Pledge Series C of 2005 due 2034

$45,150,000 First Mortgage Bonds, Pledge Series D of 2005 due 2035

4.	Rate of interest per annum of each security:

Upon their issuance on July 1, 2005, the Revenue Bonds began accruing interest at a Dutch Auction Rate. The first auction will occur on July 13, 2005, and the first interest payment will be July 14, 2005 with respect to the Water Bonds. The first auction will occur on July 11, 2005, and the first interest payment will be July 12, 2005 with respect to the Air Bonds and the BCIDA Bonds. Following these initial Dutch Auction Rate Periods, interest on the Water Bonds will continue to be adjusted based upon 35-day Dutch Auction Rate Periods and interest on the Air Bonds and the BCIDA Bonds will continue to be adjusted based upon 7-day Dutch Auction Rate Periods, unless converted to a different Dutch Auction Rate Period or a different interest rate mode by the Company. The permitted interest rate modes are a Daily Rate, a Weekly Rate, a Commercial Paper Rate, a Semi-Annual Rate, an Annual Rate, a Two-Year Rate, a Three-Year Rate, a Five-Year Rate, a Long-Term Rate or a Dutch Auction Rate.

The respective Notes and First Mortgage Bonds will accrue interest at the same rate of interest as the related Revenue Bonds, but such interest will be payable under the respective First Mortgage Bonds only in the event of a redemption thereof in connection with a declaration of acceleration of maturity of the related Revenue Bonds.

5.	Date of issue, renewal or guaranty of each security:

July 1, 2005.

6.	If renewal of security, give date of original issue:

Not applicable.

7.	Date of maturity of each security:

Waste Water Facilities and Solid Waste Facilities Note, Series 2005-A: January 1, 2034
Air Quality Facilities Note, Series 2005-A: January 1, 2034

Pollution Control Facilities Note (Beaver County Industrial Development Authority), Series 2005-B: January 1, 2035

$40,900,000 First Mortgage Bonds, Pledge Series B of 2005: January 1, 2034

$2,900,000 First Mortgage Bonds, Pledge Series C of 2005: January 1, 2034

$45,150,000 First Mortgage Bonds, Pledge Series D of 2005: January 1, 2035

8.	Name of the person to whom each security was issued, renewed or guaranteed:
The Notes were issued to the respective trustees for the Revenue Bonds, which is in each case J.P. Morgan Trust Company, National Association. The First Mortgage Bonds were issued to the Bond Insurer.

9.	Collateral given with each security:

The Notes are an unsecured obligation of Cleveland Electric. The Mortgage, which secures the Bonds and all other mortgage bonds of Cleveland Electric, serves as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by Cleveland Electric.

10.	Consideration given for each security:

Cleveland Electric issued the Notes in consideration of the loan by the respective Authority to Cleveland Electric of the proceeds of the sale of the related Revenue Bonds and issued the First Mortgage Bonds in consideration of the Bond Insurer’s issuance of the respective Policies.

11.	Application of proceeds of each security:

The proceeds of the Water Bonds will be used, together with funds provided by Cleveland Electric, to redeem on or about August 1, 2005 all of the outstanding Collateralized State of Ohio Pollution Control Revenue Refunding Bonds, Series 1995 (The Cleveland Electric Illuminating Company Project).

The proceeds of the Air Bonds will be used, together with funds provided by Cleveland Electric, to redeem on or about August 1, 2005 all of the outstanding State of Ohio Collateralized Pollution Control Revenue Refunding Bonds, Series 1995 (The Cleveland Electric Illuminating Company Project).

The proceeds of the BCIDA Bonds will be used, together with funds provided by Cleveland Electric, to redeem on or about August 1, 2005 all of the outstanding Collateralized Pollution Control Revenue Refunding Bonds, Series 1995-A (The Cleveland Electric Illuminating Company Beaver Valley Project).

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

(a)	the provisions contained in the first sentence of Section 6(b) [ ]

(b)	the provisions contained in the fourth sentence of Section 6(b) [ ]

(c)	the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.
If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.
If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52.

THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
By: /s/ Randy Scilla Randy Scilla Assistant Treasurer
Dated: July 12, 2005